UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Central Federal Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15346T107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15346T107	13G	Page 2 of 5 Pages

1	Names of Reporting Persons Central Federal Savings and Loan Association of Rolla Employee Stock Ownership Plan
2	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [X]
3	SEC Use Only

4	Citizenship or Place of Organization State of Missouri

Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power	125,882 (1)
	6	Shared Voting Power	17,160 (2)
	7	Sole Dispositive Power	143,042
	8	Shared Dispositive Power	0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 143,042
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11	Percent of Class Represented by Amount in Row (9) 8% (3)
12	Type of Reporting Person EP

(1) Consists of unallocated shares held by the Central Federal Savings and Loan Association of Rolla Employee Stock Ownership Plan.

(2) Consists of shares allocated to accounts of participants in the Central Federal Savings and Loan Association of Rolla Employee Stock Ownership Plan.

(3) Based on 1,788,020 shares of Common Stock outstanding as of December 31, 2018.

CUSIP No. 15346T107	13G	Page 3 of 5 Pages

Item 1.

	(a)	Name of Issuer:

Central Federal Bancshares, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

210 W. 10th Street
Rolla, Missouri 65401
Item 2.

	(a)	Name of Person Filing:

Central Federal Savings and Loan Association of Rolla Employee Stock Ownership Plan
Trustee: Community Bank of Pleasant Hill d/b/a First Trust of MidAmerica

	(b)	Address of Principal Business Office:

1901 Frederick Avenue, Suite 100
St. Joseph, Missouri 64501

	(c)	Citizenship or Place of Organization:

State of Missouri

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

	(e)	CUSIP Number:

15346T107

Item 3.		If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

		(f)	[X] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Item 4.		Ownership:

		(a)	Amount beneficially owned: 143,042 shares as of December 31, 2018

		(b)	Percent of class: 8%, based on 1,788,020 shares outstanding as of December 31, 2018

		(c)	Number of shares as to which such person has:

			(i)	Sole power to vote or to direct the vote:	125,882
			(ii)	Shared power to vote or to direct the vote:	17,160
			(iii)	Sole power to dispose or to direct the disposition of:	143,042
			(iv)	Shared power to dispose or to direct the disposition of:	0

CUSIP No. 15346T107	13G	Page 4 of 5 Pages

Item 5.	Ownership of 5 Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 15346T107	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL FEDERAL SAVINGS AND LOAN
ASSOCIATION OF ROLLA EMPLOYEE STOCK
OWNERSHIP PLAN

Date: February 12, 2019	By:	Community Bank of Pleasant Hill
d/b/a First Trust of MidAmerica, as Trustee

/s/ Gerald Lau
Name:	Gerald Lau
Title:	Vice President